UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of APRIL, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   April 22, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                     TEL: (604) 601-8208 FAX: (604) 601-8209
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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NEWS RELEASE                                                      APRIL 27, 2005


                   HALO RETAINS ROSCOE POSTLE ASSOCIATES INC.
                         FOR DUPORT ECONOMIC ASSESSMENT

VANCOUVER, BRITISH COLUMBIA, APRIL 27TH, 2005 - MR. MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V: HLO, OTC.BB: HLOSF, FSE: HRL) is pleased to announce that it has retained the firm of Roscoe Postle Associates Inc. (RPA) for the purposes of an in-house Scoping Study of the Duport Gold Property. RPA will review the Company's existing geologic database and interpretation of the Duport project with respect to the feasibility of proceeding to the next phase of exploration or development. The Scoping Study will be for Halo's internal use at this time and will be used as a guide in decision making to determine the timing and future exploration and development plans for the Project. The Scoping Study will be of sufficient detail and estimation accuracy (+/- 30%) to allow the preparation of a Pre-Feasibility Study as the next stage, should Halo decide to proceed. The Scoping Study will present a summary of the currently available information, the historical work, a new resource model, and a preliminary economic assessment of the potential mining of the deposit. The preliminary economic assessment will be developed from a Life of Mine Plan, using preliminary estimates of physical requirements and cost factors, grades and metallurgical recovery factors.

RPA is an independent firm of Geological and Mining Consultants based in Toronto with an office in Vancouver. Since its establishment in 1985, RPA has carried out almost 1,000 consulting assignments for more than 450 clients, including major mining companies, junior mining and exploration companies, financial institutions, governments, law firms and individual investors.

RPA's business primarily involves providing independent opinions on mineral resources and mineral reserves, technical aspects and economics of mining projects, valuation of mining and exploration properties and scoping, pre-feasibility, and feasibility studies. For chartered banks and offshore banks, RPA has carried out a number of due diligence and project monitoring assignments. RPA have completed assignments on projects located in all parts of Canada, the United States, Russia, Latin America, Australia, and in other countries in Africa and Asia.

HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: DUPORT, which is an advanced stage gold project with an on going drill program of up to 20,000 meters; an option on the BACHELOR LAKE MINE gold project with an ongoing 12,000 meter drill program; and a letter of intent regarding QUARTER MOON, which is a grass roots gold project with a 2,000 meter drill program scheduled for May. The Company is operated by an experienced management team and backed by a strong network of mining financiers. Currently the Company has a TREASURY OF $4.5 MILLION, to carry forward its operations. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects. Website: www.halores.com

ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
----------------------
PRESIDENT AND CEO
                                      -30-
FOR MORE INFORMATION CONTACT:

Marc Cernovitch
President and CEO
Tel: (604) 484-0068
Fax: (604) 484-0069
Toll Free: (866) 841.0068
mcernovitch@halores.com


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Halo Resources Ltd. should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.